Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 28 - 2011

November 10, 2011
FOR IMMEDIATE RELEASE

AURIZON REPORTS THIRD QUARTER 2011 RESULTS

Aurizon reports unaudited financial results for the third quarter of 2011, which have been prepared on the basis of available information up to November 8, 2011.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company and the first and second quarter interim financial statements issued for March 31 and June 30, 2011.  All dollar amounts are in Canadian dollars unless otherwise stated. Our results are prepared in accordance with International Financial Reporting Standards (“IFRS”). All prior period information has been restated or reclassified for comparative purposes in accordance with IFRS.

Third Quarter 2011 Highlights and Significant Items

▪

Net profit of $13.1 million ($0.08 per share), up 467% from third quarter 2010.

▪

Record revenue of $68 million in the quarter.

▪

Record cash flow from operations of $34.7 million, up 388% compared to third quarter 2010.

▪

Gold production of 44,457 ounces, up 49% from third quarter of 2010.

▪

Total cash costs(1) of US$497 per ounce and operating margins(1) of US$1,198 per ounce.

▪

EBITDA(1)  of $33.3 million, up 159% from third quarter 2010.

▪

Working capital of $178.8 million, including cash of $178.0 million.

▪

Joanna feasibility study optimization to be completed second quarter 2012.

▪

New CEO, Mr. George Paspalas appointed.

From the President and Chief Executive Officer, George Paspalas:

“We are very pleased with the results our team have delivered this quarter, and I thank them for their support and commitment. The operating performance at Casa Berardi continues to improve, and we are seeing greater margins as lower operating costs on a per ounce basis complement higher gold prices to realize an operating margin of US$1,198 per ounce for the quarter, an improvement of 233% over the corresponding period last year. This increased operating margin is improving all financial metrics significantly compared to corresponding periods. Our investment in the future of Casa Berardi is progressing well, with the shaft deepening in full swing and very encouraging exploration results from the 123 zone within the West Mine. We have also realized exploration success elsewhere at Fayolle and Marban, and are excited about the future potential for these projects. The optimization of the Joanna feasibility is progressing well, and a final study should be completed in second quarter 2012.”

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1 See “Non-GAAP” measures on page 9 & 10.

Aurizon Mines Ltd.	2011 THIRD QUARTER NEWS RELEASE	Page | 2

FINANCIAL RESULTS

Financial review of the third quarter 2011

Net profit in the third quarter of 2011 increased to $13.1 million, or $0.08 per share, exceeding net profit of $2.3 million, or $0.01 per share, in the same period of 2010.  Results were positively impacted by higher realized gold prices, and expected higher ore grades and ore throughput during the quarter, and negatively impacted by foreign exchange mark-to-market adjustments, increased exploration activities and a significant increase in income taxes.  As a result of the enactment of new Quebec resource tax legislation in 2011 and higher taxable profits in the third quarter of 2011, income and resource taxes totalled $10.6 million, up significantly from $2.7 million for the same period of 2010.

Revenue from Casa Berardi operations increased 71% to $68.1 million in the third quarter of 2011 from the sale of 40,257 ounces of gold, compared to $39.9 million from the sale of 30,755 ounces of gold in the same quarter of 2010.  The average realized gold price was US$1,695 per ounce and the average US/Cad exchange rate was 0.99, compared to realized prices of US$1,119 per ounce at an average exchange rate of 1.04 in the same quarter of 2010.

During the third quarter of 2011, 100% of gold sales were made at current market prices.  In the same quarter of 2010, 60% of the gold sales were delivered against gold call options at an average price of US$915 per ounce. The average London p.m. gold fix for the third quarter of 2011 was US$1,700 per ounce, compared to US$1,227 per ounce for the same period of 2010.

Cost of sales for the third quarter of 2011, comprising operating costs and depreciation and amortization of $19.8 million and $9.9 million, respectively, totalled $29.7 million.  On a unit cost basis (2), total cash costs per ounce of gold sold were US$497 and depreciation and amortization was US$250 per ounce, for a total production cost of US$747 per ounce.

Gross profit of $38.4 million in the third quarter of 2011 increased significantly from $12.7 million for the same period of 2010.  Rising gold prices, lower cash costs per ounce, higher ore throughput, and the elimination of gold deliveries into call options at below market spot prices in the third quarter of 2010 allowed operating profit margins(2) to increase to US$1,198 per ounce, compared to US$515 per ounce in the same quarter of 2010.

Exploration expenditures in the third quarter of 2011 rose 29% to $7.0 million from $5.5 million in the same period of 2010. This is attributable to the new exploration properties optioned in 2010, together with continued exploration and feasibility work at Joanna.

General and administrative costs in the third quarter of 2011 totalled $5.0 million compared to $2.9 million for the same period of 2010.  Included in these costs are non-cash stock based compensation charges totalling $1.8 million, compared to $0.8 million in the same period of 2010.  Increased costs are related to performance related compensation, higher staffing levels to support the increased activities of the Company, together with general inflationary pressures.

Derivative losses of $3.4 million were charged to operations primarily from mark-to-market revaluations of foreign exchange contracts outstanding at September 30, 2011, as a result of a rapid decline in the Canadian dollar at the end of September against the US dollar.

EBITDA (2) rose 159% to $33.3 million in the third quarter of 2011, compared to $12.9 million in the same period of 2010, driven by higher gold prices, increased gold production, and lower cash costs per ounce, partially offset by foreign exchange mark-to-market adjustments, higher exploration and general administrative costs.

Income and resource taxes for the third quarter of 2011 totalled $10.6 million, up significantly from $2.7 million for the same period of 2010, as a result of significantly higher taxable profits and increased Quebec resource taxes.

Resource taxes for the third quarter totalled $3.7 million, or 13% of pre-tax profits, compared to $1.1 million in the same period of 2010.  Federal and Quebec income taxes totalled $6.9 million, or 24% of pre-tax profits, which are lower than the combined statutory income tax rate of 28% as a result of the effect of the higher resource taxes which are deductible for Federal and provincial income tax purposes.

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2 See “Non-GAAP” measures on page 9 & 10.

Aurizon Mines Ltd.	2011 THIRD QUARTER NEWS RELEASE	Page | 3

Cash flow from operating activities increased 388% in the third quarter of 2011 to $34.7 million, compared to cash flow of $7.1 million in the same period of 2010.  The increase in cash flow from a year ago is principally due to higher realized gold prices, increased gold production, and lower cash costs per ounce, partially mitigated by higher current resource taxes and increased exploration activities.

Investing activities totalled $11.2 million in the third quarter of 2011, compared to $6.7 million for the same period of 2010.  Capital expenditures at Casa Berardi totalled $10.7 million in the third quarter of 2011, of which $8.1 million was on sustaining capital and development, and $2.6 million was on exploration activity. A further $0.5 million was incurred for property acquisition costs.

Year to date 2011

Net profit for the nine months ended September 30, 2011 was $22.1 million, or $0.14 per share, compared to $10.2 million or $0.06 per share in the same period of 2010.  Year to date operating results were positively impacted by higher realized gold prices and increased gold production, and negatively impacted by a significant increase in income taxes, and increased exploration activities, as compared to the same period of 2010.

Higher ore grades and similar ore throughput in the first nine months of 2011, compared to the same period of 2010, resulted in gold production totalling 117,851 ounces.  Gold production in the first nine months of 2010 was 103,620 ounces.  The average realized gold price was US$1,544 per ounce and the average US/Cad exchange rate was 0.98, compared to realized prices of US$1,069 per ounce at an average exchange rate of 1.04 for the same nine month period of 2010.

Cash flow from operating activities totalled $72.3 million, compared to $32.8 million for the same period of 2010.  Cash flow adjustments in the first nine months of 2010 include the unwinding of gold derivatives, which reduced operating cash flow by $8.7 million.  Operating profit margins increased to US$993(3) per ounce, compared to US$525 per ounce in the same period of 2010.

Investing activities in the first nine months of 2011 totalled $35.2 million, of which $33.3 million was incurred on sustaining capital and exploration expenditures at Casa Berardi and $1.9 million was incurred for property acquisition costs, marketable securities, and other capital assets.  In the same period of 2010, investing activities totalled $22.6 million, of which $21.8 million was incurred on capital and exploration expenditures at Casa Berardi and $0.8 million was incurred for property acquisition costs and related  marketable securities.

Financing activities resulted in a cash inflow of $1.6 million in the first nine months of 2011 as a result of incentive stock option exercises, compared to cash inflows of $7.7 million for the same period of 2010 in which $8.3 million was from stock option exercises, less a repayment of government assistance totalling $0.7 million.

CASH RESOURCES AND LIQUIDITY

As at September 30, 2011, cash and cash equivalents increased to $178.0 million, compared to $139.3 million as at December 31, 2010.  Working capital increased to $178.8 million at September 30, 2011 from $152.5 million at December 31, 2010. The US$50 million revolving credit facility established on January 31, 2011 remains un-utilized as at November 8, 2011.

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3 See “Non-GAAP measures on page 9 & 10.

Aurizon Mines Ltd.	2011 THIRD QUARTER NEWS RELEASE	Page | 4

CASA BERARDI

Operations

(Unaudited)			2011		2010
	YTD	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results
Tonnes milled	527,840	188,571	178,233	161,036	191,697	169,913	182,487	178,648
Grade – grams/tonne	7.63	7.95	8.00	6.85	6.86	6.15	7.20	6.79
Mill recoveries - %	91.0%	92.2%	90.4%	90.2%	88.6%	89.1%	91.2%	90.2%
Gold production – ounces	117,851	44,457	41,418	31,976	37,496	29,905	38,527	35,188
Gold sold – ounces	114,463	40,257	39,900	34,306	34,808	30,755	39,964	34,423
Per ounce data – US$(4)
Average realized gold price (i)	$1,544	$1,695	$1,521	$1,392	$1,376	$1,119	$1,082	$1,010
Total cash costs (ii)	$551	$497	$544	$621	$531	$604	$504	$538
Amortization (iii)	242	250	225	238	263	254	240	228
Total production costs (iv)	$793	$747	$769	$859	$794	$858	$744	$766

Table footnotes(4)

(i)

Realized gold prices net of realized gold derivative gains or losses divided by ounces sold.

(ii)

Operating costs net of by-product credits, divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.

(iii)

Depreciation and amortization expenses divided by ounces sold.

(iv)

Total cash costs plus depreciation, amortization and accretion expenses.

Gold production from the Casa Berardi mine in the third quarter of 2011 totalled 44,457 ounces, 49% higher than the same period of 2010.  Higher ore throughput, higher ore grades, and improved mill recoveries account for the improvement over the corresponding 2010 period.  These results are in line with plan.  Additional mining equipment and improved ore handling had a positive impact on productivity and ore throughput.

Daily ore throughput of 2,050 tonnes per day was achieved in the third quarter 2011, compared to 1,847 tonnes per day in the same quarter of 2010.  Unit operating costs(4) on a Canadian dollar per tonne basis in the third quarter of 2011 were 2% higher than plan at $117 per tonne, as a result of additional stope development costs and general inflationary cost pressures in the mining industry.  Unit operating costs(4) in the same quarter of 2010 were $112 per tonne.

The anticipated higher ore grades in the third quarter of 2011 more than offset a strong Canadian dollar and higher operating costs per tonne, resulting in total cash costs of US$497 per ounce in the third quarter of 2011, compared to US$604 in the same quarter of 2010.  The 18% drop in total cash costs per ounce, compared to the same quarter of 2010, is the result of a 29% increase in ore grades, partially mitigated by a combination of 4% higher unit operating costs per tonne and a 6% strengthening of the Canadian dollar.

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4 See “Non-GAAP” measures on page 9 & 10.

Aurizon Mines Ltd.	2011 THIRD QUARTER NEWS RELEASE	Page | 5

Lower cash operating costs and rising gold prices has allowed operating profit margins(5) to increase significantly to US$1,198 per ounce in the third quarter 2011 compared to US$515 per ounce in the same quarter of 2010.

Fourth quarter total cash costs are expected to be comparable to those realized in the third quarter of 2011.

Casa Berardi Shaft Deepening

In the first quarter of 2011, a contract was awarded for the deepening of the West Mine production shaft from the 760 metre level down to the 1,080 metre level.  Deepening the shaft is a component of the overall strategy to have greater mining flexibility in the West Mine.

Shaft deepening commenced in the second quarter and to the end of the third quarter, ramp access from the 880 metre level has resulted in 104 metres of excavation by means of an Alimak raise up to the current shaft bottom, which will allow for accelerated shaft deepening.  In addition, 477 metres of horizontal development has been completed.  The shaft is expected to be completed towards the end of 2012 and will provide access to the lower portion of Zones 113, 118, and 123 once a drift at the 1,010 metre level is completed in 2013.  The estimated cost of the shaft deepening, drift access to Zones 118 and 123, and related infrastructure is approximately $33.5 million.  Expenditures during the third quarter totalled $2.8 million and year to date total $6.6 million.

Casa Berardi Exploration

Three surface rigs and seven underground drill rigs were active at Casa Berardi during the third quarter of 2011. A shortage of drill crews forced the suspension of two underground rigs.  The surface drill rigs were primarily active exploring the extensions of the 123 and 148 Zones at depth and the open pit resource potential of Zone 160 near the East mine mill facilities.  The underground drill rigs were primarily focused on infill and step out drilling of the upper extensions of Zones 118 and 123 from the 550 level drift as well as depth extensions of Zones 118 and 120 from the 810 level drift.

OTHER PROPERTIES

Joanna Gold Development Property

Aurizon is currently working on a feasibility study on the Hosco deposit of the Joanna property, which will incorporate a reserve update based on the increased mineral resource estimate announced on June 13, 2011, together with results of metallurgical pilot tests, a geotechnical study, updated capital and operating cost estimates, and other relevant studies.

As reported on August 11, 2011, an initial review of the studies has indicated that the projected capital and operating costs appear to be significantly higher than previously anticipated. The increased scope of the project, as a result of the expanded mineral resource base, has increased capital costs, including those associated with an autoclave process.  Ore and waste stockpiles, tailings costs, and costs of materials and equipment have also all been trending higher, along with the gold price. Consequently, several optimization studies are underway and include a revision of the mine plan to optimize the mining fleet and productivities; additional environmental characterisations (soil/streams/residues & waste material) to ensure minimal environmental impact of the mine; and revision of the metallurgical process and surface infrastructures.  This additional work will delay the estimated completion of the feasibility study until the second quarter of 2012.

In the context of the current strong gold price environment, management is confident in the future development of the Joanna property given its measured and indicated in-pit resources of 54.1 million tonnes at an average grade of 1.29 grams of gold per tonne, or 2,245,000 ounces of contained gold in the Hosco deposit, its excellent exploration potential, its location in the heart of the Cadillac Break gold camp, and its close proximity to existing infrastructure.

Additional drill results from the drill campaign are being used to revise the block model for the western extension of the Hosco orebody.  The resource update is currently being completed and the results will be included in the feasibility study.

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5 See “Non-GAAP” measures on page 9 & 10.

Aurizon Mines Ltd.	2011 THIRD QUARTER NEWS RELEASE	Page | 6

Although the original objective of the 2011 drill campaign was to perform step-out drilling on 50 metre spacing along the 2.5 kilometre strike length of the Heva deposit and potential satellite zones, some drill rigs were diverted to the Hosco sector in order to increase and improve resources.  Drilling is scheduled to restart on Heva in late November, 2011.  Feasibility and exploration expenditures during the third quarter totalled $1.1 million and year to date totalled $8.8 million.  Continued feasibility optimization studies and exploration activity in the fourth quarter of 2011 are expected to total approximately $2.0 million.

Fayolle Property

Two drill rigs were active in the third quarter of 2011 completing 5,740 metres of drilling that was divided between continued exploration of the Fayolle deposit by stepping out from the mineralized core with 50 to 100 meter spacing and follow up on the Vang structure located 500 metres south of the deposit.

Expenditures during the third quarter, 2011, totalled $1.1 million and year to date totalled $4.4 million.  A new resource estimation on the Fayolle deposit is underway and exploration activity will continue during the fourth quarter at the same pace, with 4,500 metres of drilling planned.  Expenditures in the fourth quarter are expected to total approximately $1.0 million.

Aurizon may earn up to a 65% interest in the Fayolle property, subject to an underlying 2% net smelter royalty.  The Fayolle Property comprises 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break and is situated 10 kilometres north of Aurizon’s Joanna Project in north-western Quebec.

Marban Property

Two drill rigs were active in the third quarter of 2011 completing 5,449 metres of drilling focused on close spaced drilling within the first 250 vertical metres of the Marban deposit and testing the down dip eastern extension between depths of 400 to 600 metres.  The drilling to date has established lateral and vertical continuity of mineralized lenses inside the shear zone system; and demonstrated the potential for both bulk tonnage open pit mining and narrower higher-grade ore shoots at depth.  The drilling coverage has also assessed the transition from a more gently dipping style of mineralization close to surface, where past mining operation occurred, to a moderately dipping structure at depth.  Other targets have been tested, including the surface footprint of the Norlartic deposit and fence drilling between the Marban and Norlartic deposits in an attempt to evaluate the connection between the two areas.

Expenditures during the third quarter 2011 total $788,000 and year to date total $4.4 million. The end of the third quarter marks the fulfillment of the first year firm exploration commitment of $5 million under the terms of the joint venture agreement.  A second phase budget of $5 million representing a work commitment of 34,000 metres has been approved.  The program, planned to commence in November, 2011, should allow the completion of 5,450 metres of drilling by the end of the year, representing expenditures of approximately $0.6 million.

Aurizon may earn up to a 65% interest in the Marban property, which comprises forty-two mining claims and three mining concessions covering 976 hectares in the heart of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.

Rex South Property

A field exploration program, built around a drill program on the Augossan Zones and the extension of the large scale exploration program started in 2010, was completed during the third quarter.  To the end of September 2011, 53 drill holes on 400 metre widely spaced sections have been completed by percussion drilling, representing 4,934 metres.  The drill pattern was developed to test polarization anomalies along a 6 kilometre area linked at surface with copper-gold-tungsten mineralization.  In addition, 145 metres of channel sampling was completed to better understand the mineralization controls.  Approximately 15% of the assay results had been received as at the end of September, 2011.

The prospecting part of the program was concluded with the collection of 2,530 grab samples.  The area covered totalled approximately 400 square kilometres, and prospecting was guided by lake-bottom sediment anomalies.  Approximately 40% of the assay results had been received as at the end of September, 2011.

Considering the large coverage distance between each point of interest, construction of a second camp has been budgeted for 2012 with some expenses incurred during the third quarter of 2011, including materials and transportation costs totalling $200 thousand.  Year to date, total expenditures for the project are $4.7 million.  Data compilation and geological interpretation activities are planned for the fourth quarter, 2011.

Aurizon Mines Ltd.	2011 THIRD QUARTER NEWS RELEASE	Page | 7

Aurizon may earn a 65% interest on the South Rex property which is located 145 kilometres east of Puvirnituk in the Nunavik region, of northern Quebec. The staked area comprises 2,061 claims covering approximately 89,800 hectares.

Opinaca-Wildcat Property

Exploration activity performed during the quarter comprised drilling 5,900 metres in 31 holes to test the main targets previously defined on the property by the optionor.  In addition, 2,880 chip samples and 714 till samples have been collected to better evaluate the potential of the property.  Results from approximately 50% of samples reveal arsenic enrichment trends, where kilometric wide gold bearing anomalies have been identified.

No further work is planned for the balance of the year other than data verification, geological interpretation and reporting activities. Year to date, total expenditures for the project are $3.4 million.

Aurizon may earn 60% of the Opinaca property and 65% of the Wildcat property comprising groups of claims blocks controlled by Azimut Exploration and Everton Resources.  The property, which covers 56,791 hectares, is located in the James Bay area, Northern Quebec, bordering the Eleonore project owned by Goldcorp.

Duverny

A first phase of exploration activity during the third quarter, 2011,  focused on drill target generation with the collection of 1,300 soil samples on a 200 metre-wide  line spacing.  The Duverny property has had very little exploration activity other than limited prospecting and drilling.  A land package extending for 10 kilometres has been staked in the extension of a main showing area where historical drilling has confirmed grade and structural continuity.  Work planned for the fourth quarter, 2011, include ground geophysical work on anomalies identified, followed by drill testing, representing expenditures of approximately $0.5 million.

The Duverny property is located approximately 100 kilometres north of Val d’Or and is 100% owned by Aurizon comprising 144 claims, and representing an area of 6,202 hectares.  Of the total claims, 16 claims have been purchased from a prospector and are subject to a 1.5% NSR.

Duvay

In September 2011, the Company entered into an agreement with Tres-Or Resources Ltd. (“Tres-Or”), under which the Company may earn an initial 50% interest in Tres-Or’s Duvay property situated in the Abitibi region of Quebec.  The Duvay property is situated adjacent to the Duverny property and comprises different claims blocks totalling 132 mineral claims and covering 4,999 hectares.

The 50% interest in the Duvay property may be earned by making cash payments of $1.5 million and incurring work expenditures totalling $6.5 million, over the next four years, of which firm commitments totalling $2.5 million must be incurred in the first 18 months of the agreement.  An additional 15% interest, bringing the total interest to 65% in the property, may be earned by either delivering a pre-feasibility study on the property or by incurring $13 million of additional exploration expenditures within a three year period of achieving the 50% participation.

During the third quarter of 2011, the Company made an initial cash payment of $0.5 million and advanced $0.5 million in respect of exploration expenditures to Tres-Or in accordance with the provisions of the agreement.  Work planned for the fourth quarter, 2011, representing expenditures of approximately $0.7 million, include soil and till sampling together with bulk sampling of several surface pits to assess mineral continuity in a context where strong nugget effects are suspected and to define optimal sampling parameters for future drilling activity.

Aurizon Mines Ltd.	2011 THIRD QUARTER NEWS RELEASE	Page | 8

Patris Property

A second phase of field work was initiated in September, 2011.  The southern part of the claim block was previously tested with a program of 2,100 metres in twelve holes during the second quarter.  The exploration focus is now two kilometres north-west of the previous drilling, along the same geological structure and in the same area as an historical showing.  Geological interpretation, prospecting and 1,000 metres of diamond drilling are expected to be completed in the fourth quarter 2011, at an estimated cost of $0.3 million.

Expenditures during the third quarter, 2011, total $33 thousand and year to date total $0.3 million.  The total program corresponds to the first commitment of $0.6 million under a joint venture agreement signed with Midland Exploration on a 63 mineral claim block covering 2,672 hectares located approximately 10 kilometres north of the Joanna project. Aurizon can earn up to 60% in this property.

ADDITIONAL INFORMATION

Additional information about the Company’s Casa Berardi Mine and Joanna Gold Development project as required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Company's Annual Information Form for the year ended December 31, 2010, and the latest Technical Reports on each project, copies of which can be found under Aurizon’s profile on SEDAR at www.sedar.com and are also available on the Company’s website at www.aurizon.com.

QUALIFIED PERSON AND QUALITY CONTROL

Information of a scientific or technical nature in this document was prepared under the supervision of Martin Bergeron, P. Eng., Vice-President of Operations of Aurizon and a qualified person under National Instrument 43-101.

OUTLOOK

Based upon results to date and a review of the fourth quarter mine plan, Casa Berardi production guidance for the full year remains at approximately 165,000 ounces of gold.  Forecast total cash costs in U.S. dollars are also expected to remain the same as previously provided, at US$535 per ounce for the full year, assuming a Canadian dollar exchange rate at parity against the U.S. dollar for the balance of the year.

Onsite mining, milling and administration costs for 2011 are expected to be similar to those experienced in the first nine months of 2011 and average $122 per tonne for the full year, 2% higher than previous guidance, and up 13% from 2010 unit operating costs as a result of reduced development ore, smaller stopes, and longer haulage distances.

Capital expenditures at Casa Berardi are estimated to total $39.3 million in 2011, lower than the previous guidance of $46.4 million as a result of delays in initiating the shaft deepening project and reduced development activity.  In the first nine months of 2011, $35.3 million of capital expenditures were incurred.  Approximately 30% of the 2011 capital expenditures comprise shaft sinking, infrastructure costs and lateral development that will allow access to the lower portion of Zone 113 as well as the recently discovered gold mineralization at depth in Zones 118 and 123, east of the West mine production shaft.

An additional $2.4 million will be invested on exploration at Casa Berardi in the fourth quarter of 2011 ($8.9 million incurred in the first nine months of 2011) which will result in approximately 100,000 metres of surface and underground diamond drilling.  Up to 4 surface and 9 underground drill rigs will be active during the remainder of 2011.  The Company expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well as exploring for extensions of these structures.

Aggressive exploration programs are also underway at the Company’s other Quebec properties which will result in expenditures of approximately $28 million in 2011 (before tax credits), of which $23.4 has been spent in the first nine months of 2011.  In addition, Joanna feasibility and optimization studies are estimated to total $4.7 million in 2011, of which $3.8 million was incurred in the first nine months of 2011.

Aurizon Mines Ltd.	2011 THIRD QUARTER NEWS RELEASE	Page | 9

NON-GAAP MEASURES

Realized gold price per ounce of gold

Realized gold price per ounce of gold is a non-GAAP measure and is calculated by adjusting revenue for all realized gains and losses on gold derivative instruments and then dividing by the gold ounces sold.

Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but it does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

In calculating the total cash costs per ounce of gold for the third quarter of 2011, cost of sales were reduced by depreciation and depletion charges of $9.8 million and silver revenues of $0.3 million, compared to $7.8 million and $0.2 million, respectively for the same period in 2010.  For the first nine months of 2011, cost of sales were reduced by depreciation and depletion charges of $26.4 million and silver revenues of $0.8 million, compared to $25.2 million and $0.4 million, respectively, for the same period in 2010.

Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne is calculated by adjusting operating costs included in cost of sales, as shown in the Statements of Comprehensive Income, for inventory adjustments and then dividing by the tonnes processed through the mill.

For the third quarter of 2011, operating costs were decreased by inventory adjustments of $2.1 million, compared to inventory adjustments that increased operating costs by $0.4 million for the same period in 2010.  For the first nine months of 2011, operating costs were decreased by inventory adjustments of $1.6 million, compared to inventory adjustments that increased operating costs by $1.8 million for the same period in 2010.

Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For the third quarter of 2011, the average realized gold price was US$1,695 less total cash costs of US$497 for an operating profit margin of US$1,198, compared to an average realized gold price of US$1,119 less total cash costs of US$604 for an operating profit margin of US$515 in the same quarter of 2010.

For the first nine months of 2011, the average realized gold price was US$1,544 less total cash costs of US$551 for an operating profit margin of US$993, compared to an average realized gold price of US$1,069 less total cash costs of US$544 for an operating profit margin of US$525 in the same period of 2010.

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NON-GAAP MEASURES (continued)

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)

EBITDA is a non-GAAP measure and is calculated by adjusting the net profit or loss to exclude depreciation and depletion charges, finance expense, finance income, and income tax expense.  The following table provides a reconciliation of net profit to EBITDA for the three and nine months ended September 30:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010

Net profit for the period	$13,071	$2,307	$22,121	$10,236
Depreciation & amortization	9,844	7,989	26,565	25,784
Finance income	(365)	(279)	(1,035)	(491)
Finance costs	250	177	691	574
Income tax expense	10,574	2,684	25,685	11,155
EBITDA	$33,374	$12,878	$74,027	$47,258

OUTSTANDING SHARE DATA

As of November 8, 2011, Aurizon had 163,021,202 common shares issued and outstanding.  In addition, 9,255,350 incentive stock options representing 5.7% of outstanding share capital are outstanding and exercisable into common shares at an average price of $5.31 per share.

Common Shares (TSX – ARZ & NYSE Amex – AZK)
	September 30,	December 31,
	2011	2010
Issued	163,021,202	162,145,702
Fully-diluted	172,276,552	171,815,302
Weighted average	162,483,035	160,249,688

CONFERENCE CALL AND WEBCAST

Aurizon management will host a conference call and live webcast for analysts and investors on Thursday, November 10, 2011 at 8:00 a.m. Pacific Standard Time (11:00 a.m. Eastern Standard Time) to review the results.

Conference Call Numbers:

Canada & USA Toll Free Dial In: 1-800-319-4610 or Outside Canada & USA Call: 1-604-638-5340.

The call is being webcast and can be accessed at Aurizon's website at www.aurizon.com or enter the following URL into your web browser: http://services.choruscall.com/links/aurizon111110.html.

Those who wish to listen to a recording of the conference call at a later time may do so by calling: Canada & USA Toll Free: 1-800-319-6413 or outside Canada & USA: 1-604-638-9010, (Code: 1001#).  A replay of the call will be available until Thursday, November 17, 2011.

Aurizon Mines Ltd.	2011 THIRD QUARTER NEWS RELEASE	Page | 11

FORWARD LOOKING STATEMENTS AND INFORMATION

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, anticipated rates of recovery,  anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, estimated mineral resources and timing of feasibility study on the Joanna Gold Development Project, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected  timing and results of exploration activities and feasibility and pre-feasibility studies, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2011, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, and with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based as mentioned in this report, general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:
Aurizon Mines Ltd.

George Paspalas, President & CEO

Ian S. Walton, Executive Vice President & CFO

Suite 1120, Cathedral Place, 925 W. Georgia Street
Vancouver, BC  V6C 3L2

Telephone: 604-687-6600    Fax: 604-687-3932
Toll Free: 1-800-411-GOLD (4653)
Investor Relations: jennifer.north@aurizon.com
Email: info@aurizon.com   Website:  www.aurizon.com

Aurizon Mines Ltd.	2011 THIRD QUARTER NEWS RELEASE	Page | 12

Interim Balance Sheets as at,

(Unaudited, expressed in thousands of Canadian dollars)	September 30, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$ 178,017	$ 139,341
Marketable securities	919	1,129
Inventories	15,197	12,085
Accounts receivable and other receivables	8,874	7,258
Tax credits receivable	10,922	12,398
Total current assets	213,929	172,211
Non-current assets
Property, plant and equipment	162,233	152,012
Mineral properties	4,880	4,220
Deferred finance costs	383	-
Other assets	6,149	8,100
Total non-current assets	173,645	164,332
TOTAL ASSETS	$ 387,574	$ 336,543

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$ 26,468	$ 18,905
Derivative instrument liabilities	2,886	-
Current portion of long-term obligations	130	756
Current resource tax liabilities	5,602	-
Total current liabilities	35,086	19,661
Non-current liabilities
Provisions	16,401	13,114
Deferred tax liabilities	39,198	35,378
Total non-current liabilities	55,599	48,492
Total liabilities	90,685	68,153

EQUITY
Shareholders’ equity
Issued capital	273,873	269,677
Contributed surplus	1,118	1,022
Share-based compensation	16,515	13,719
Retained earnings (Deficit)	5,714	(16,407)
Accumulated other comprehensive (loss) income	(331)	379
Total shareholders’ equity	296,889	268,390
TOTAL LIABILITIES AND EQUITY	$ 387,574	$ 336,543

Aurizon Mines Ltd.	2011 THIRD QUARTER NEWS RELEASE	Page | 13

Interim Statements of Comprehensive Income

	Three months ended		Nine months ended
(Unaudited, expressed in thousands of Canadian dollars except per share amounts)	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Revenue	$ 68,144	$ 39,882	$ 174,316	$ 130,184
Cost of sales	(29,736)	(27,223)	(88,811)	(84,880)
Gross profit	38,408	12,659	85,505	45,304

Other operating expenses
Exploration costs	(7,037)	(5,471)	(20,239)	(10,271)
General and administration costs	(5,025)	(2,918)	(15,278)	(11,291)
Other net gains	585	461	552	2,049
Operating profit	26,931	4,731	50,540	25,791

Finance income	365	279	1,035	491
Finance costs	(250)	(177)	(691)	(574)
Other derivative gains (losses)	(3,401)	158	(3,078)	(4,317)
Profit before income taxes	23,645	4,991	47,806	21,391

Income tax expense	(10,574)	(2,684)	(25,685)	(11,155)
NET PROFIT FOR THE PERIOD	13,071	2,307	22,121	10,236

Other comprehensive income (loss)
Non-cash gain (loss) on marketable securities	(407)	578	(710)	433
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$ 12,664	$ 2,885	$ 21,411	$ 10,669

Weighted average number of common shares outstanding – Basic	162,813	160,518	162,483	159,724
Earnings per share - Basic	$0.08	$0.01	$0.14	$0.06
Weighted average number of common shares outstanding – Diluted	164,622	163,131	164,344	161,514
Earnings per share – Diluted	$0.08	$0.01	$0.14	$0.06

Aurizon Mines Ltd.	2011 THIRD QUARTER NEWS RELEASE	Page | 14

Interim Statements of Cash Flows

	Three months ended		Nine months ended
(Unaudited, expressed in thousands of Canadian Dollars)	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Operating activities
Net profit for the period	$ 13,071	$ 2,307	$ 22,121	$ 10,236
Adjustments for non-cash items:
Depreciation and amortization	9,844	7,989	26,565	25,784
Share based compensation	1,790	758	4,187	4,486
Derivative losses (gains)	3,209	(4,185)	2,886	(8,715)
Future income taxes	(724)	524	3,820	5,761
Other	33	168	2,183	274
	27,223	7,561	61,762	37,826
Decrease (increase) in non-cash working capital items	7,456	(460)	10,511	(5,047)
Net cash provided by operating activities	34,679	7,101	72,273	32,779

Investing activities
Property, plant and equipment	(10,748)	(6,659)	(33,655)	(20,436)
Mineral properties	(500)	-	(660)	(1,665)
Purchase of marketable securities	-	-	(500)	(500)
Reclamation deposits	-	-	(418)	-
Net cash used in investing activities	(11,248)	(6,659)	(35,233)	(22,601)

Financing activities
Issuance of shares	2,075	6,186	2,901	8,318
Long-term obligations	-	(21)	(773)	(661)
Deferred finance costs	-	-	(492)	-
Net cash provided by financing activities	2,075	6,165	1,636	7,657
NET INCREASE IN CASH AND CASH EQUIVALENTS	25,506	6,607	38,676	17,835
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	152,511	124,326	139,341	113,098
CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 178,017	$ 130,933	$ 178,017	$ 130,933